



090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20150095666-60**
	Filing Date and Time **03/02/2015 10:25 AM**
	Entity Number **E0306962005-2**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY -- DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Microelectronics Technology Company

2. The articles have been amended as follows: (provide article numbers, if available)

Article 4. Upon the filing and effectiveness of this Certificate of Amendment (the "Effective Time"), the shares of common stock of the corporation issued and outstanding immediately prior to the Effective Time and the shares of such common stock issued and held in the treasury of the corporation, if any, immediately prior to the Effective Time are reclassified into a lesser number of shares such that each one thousand (1,000) shares of such common stock issued and outstanding immediately prior to the Effective Time is reclassified into one (1) share of common stock, without any further action by the corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). No certificates representing fractional shares of common stock shall be issued in connection with the Reverse Stock Split; any fractional shares which result from the Reverse Stock Split will be rounded up to the next whole share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 99%

4. Effective date and time of filing: (optional) Date: 3/16/2015   Time: 10:00 a.m.

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15